INFORMED DATA SYSTEMS INC. AND SUBSIDIARY
dba. ONE DROP

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
InforMed Data Systems Inc. DBA One Drop
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of InforMed Data Systems Inc. DBA One Drop (the "Company"), which comprises the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, consolidated statements of stockholders' equity, and consolidated cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements (collectively referred to as the "financial statement"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 2, 2024
Los Angeles, California

INFORMED DATA SYSTEMS INC. DBA ONE DROP

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,620,811	$	11,866,430
Accounts Receivable, net		58,395		61,179
Inventory		63,638		588,808
Prepaids and Other Current Assets		203,777		512,920
Total Current Assets		**1,946,621**		**13,029,337**
Property and Equipment, net		14,072		18,763
Right-of-Use Asset		290,313		856,544
Security Deposit		84,174		171,860
Total Assets	**$**	**2,335,180**	**$**	**14,076,504**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	143,558	$	556,241
Credit Cards		3,760		172,421
Lease Liability, current portion		201,497		384,493
Other Current Liabilities		116,715		487,901
Warrant Liability		-		132,219
Deferred Revenue		-		135,891
Total Current Liabilities		**465,530**		**1,869,166**
Lease Liability, net of current portion		88,816		540,256
Total Liabilities		**554,346**		**2,409,422**
STOCKHOLDERS' EQUITY				
Common Stock		935		791
Series A-2 Preferred Stock		110		110
Series A Preferred Stock		855		855
Series B-1 Preferred Stock		123		123
Series B-2 Preferred Stock		109		109
Series B-3 Preferred Stock		544		544
Series B Preferred Stock		182		909
Series C Preferred Stock		23		654
Series X Preferred Stock		1		1
Additional Paid in Capital		87,264,776		86,637,945
Accumulated Deficit		(85,486,824)		(74,974,959)
Total Stockholders' Equity		**1,780,834**		**11,667,082**
Total Liabilities and Stockholders' Equity	**$**	**2,335,180**	**$**	**14,076,504**

See accompanying notes to financial statements.

INFORMED DATA SYSTEMS INC. DBA ONE DROP
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,625,948	$ 19,460,974
Cost of Goods Sold	1,227,128	1,786,155
Gross Profit	**398,820**	**17,674,819**
Operating Expenses		
General and Administrative	4,798,254	10,135,868
Research and Development	4,660,959	17,993,891
Selling and Marketing	1,620,028	9,214,491
Total Operating Expenses	**11,079,241**	**37,344,250**
Net Operating Loss	**(10,680,421)**	**(19,669,431)**
Interest Expense	2,853	629
Other (Income)/Loss	(171,409)	291,104
Loss Before Provision for Income Taxes	**(10,511,865)**	**(19,961,164)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (10,511,865)**	**$ (19,961,164)**

See accompanying notes to financial statements.

INFORMED DATA SYSTEMS INC. DBA ONE DROP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

[USD $ in Dollars]	Common Stock Shares	Amount	Series A-2 Preferred Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series B-1 Preferred Stock Shares	Amount	Series B-2 Preferred Stock Shares	Amount	Series B-3 Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Series C Preferred Stock Shares	Amount	Series X Preferred Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	7,815,082	$ 782	1,100,137	$ 110	8,554,780	$ 855	1,230,617	$ 123	1,087,900	$ 109	5,439,499	$ 544	9,090,909	$ 909	6,537,664	$ 654	1,000	$ 1	$ 85,284,546	$ (55,013,795)	$ 30,274,838
Issuance of stock	93,824	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	73,231	-	73,240
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,280,168	-	1,280,168
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,961,164)	(19,961,164)
Balance—December 31, 2022	7,908,906	$ 791	1,100,137	$ 110	8,554,780	$ 855	1,230,617	$ 123	1,087,900	$ 109	5,439,499	$ 544	9,090,909	$ 909	6,537,664	$ 654	1,000	$ 1	$ 86,637,945	$ (74,974,959)	$ 11,667,082
Conversion of Stock	1,440,518	144	-	-	-	-	-	-	-	-	-	-	(7,272,727)	(727)	(6,308,851)	(631)	-	-	1,215	-	1
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	625,616	-	625,616
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,511,865)	(10,511,865)
Balance—December 31, 2023	9,349,424	$ 935	1,100,137	$ 110	8,554,780	$ 855	1,230,617	$ 123	1,087,900	$ 109	5,439,499	$ 544	1,818,182	$ 182	228,813	$ 23	1,000	$ 1	$ 87,264,776	$ (85,486,824)	$ 1,780,834

See accompanying notes to financial statements.

INFORMED DATA SYSTEMS INC. DBA ONE DROP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (10,511,865)	$ (19,961,164)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	4,691	4,691
Reduction in the Carrying Amount of Right-of-Use Assets - Operating	(68,205)	(62,435)
Share-Based Compensation	625,617	1,280,168
Warrant Liability	(132,218)	(1,042,068)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	2,784	58,776
Inventory	525,170	1,062,050
Prepaids and Other Current Assets	309,143	607,920
Accounts Payable	(412,683)	(3,498,009)
Deferred Revenue	(135,891)	(17,335,816)
Credit Cards	(168,661)	172,421
Other Current Liabilities	(371,186)	487,901
Security Deposit	87,686	(171,860)
Net Cash Used In Operating Activities	**(10,245,619)**	**(38,397,425)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(23,454)
Sale of Property and Equipment	-	1,454,576
Net Cash Provided by Investing Activities	**-**	**1,431,122**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	73,240
Net Cash Provided by Financing Activities	**-**	**73,240**
Change in Cash & Cash Equivalents	**(10,245,619)**	**(36,893,063)**
Cash & Cash Equivalents —Beginning of The Year	11,866,430	48,759,493
Cash & Cash Equivalents—End of The Year	**$ 1,620,811**	**$ 11,866,430**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 2,853	$ 629

See accompanying notes to financial statement

1. NATURE OF OPERATION

InforMed Data Systems Inc., doing business as One Drop, a Delaware Corporation ("One Drop"), was formed on July 25, 2014. One Drop Biosensor Technologies, LLC, a Delaware limited liability company was formed on January 13, 2020, and is a wholly owned subsidiary of One Drop. The consolidated financial statements of InforMed Data Systems Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

One Drop is a health technology company at the nexus of personal diagnostic devices, machine learning, and telehealth. We have developed a first-of-its-kind predictive health platform that combines continuous, real-time diagnostics, a personalized telehealth experience, and a proprietary predictive engine to enable continuous, proactive, and preventative care anytime, anywhere, based on real-world evidence. Our 1.4 million registered members as of June 30, 2021, include people living with diabetes, prediabetes, hypertension, and/or high cholesterol in 195 countries throughout the world. Together, they have contributed over 27 billion diverse, longitudinal, or historical health data points on the One Drop platform via connected health monitoring and fitness devices. Our proprietary predictive engine is fueled by this vast pool of data and supports a broad portfolio of biological and behavioral forecasts. These forecasts drive a continuous feedback loop that delivers members immediate, personalized, and actionable guidance for improved health outcomes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactionsand accounts have been eliminated.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $1,060,560 and $11,189,024, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method. Management reviews its inventory on a regular basis, and as such provided an inventory obsolescence allowance of $0 and $122,234 as of December 31, 2023, and 2022, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of supplies and materials, freight in and delivery costs, and transaction fees.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,620,028 and $9,214,491, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 2, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Expenses	197,382	310,982
Tax Overpayment Receivable	5,917	187,892
Deferred Cost	-	14,046
Deferred Cost	478	-
Total Prepaids and Other Current Assets	$ 203,777	$ 512,920

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	8,580	385,582
Sales Tax Payable	108,135	100,626
Other Current Liabilities		1,693
Total Other Current Liabilities	$ 116,715	$ 487,901

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	63,638	588,808
Total Inventory	$ 63,638	$ 588,808

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Equipment	$ 23,454	$ 23,454
Property and Equipment, at cost	**23,454**	**23,454**
Accumulated Depreciation	(9,382)	(4,691)
Property and Equipment, net	$ 14,072	$ 18,763

Depreciation expenses for the years ended December 31, 2023, and 2022 were $4,691 and $4,691, respectively.

6. LEASES

Effective July 1, 2021, the Company entered into a sublease for additional office space at its New York headquarters. Pursuant to the terms of this sublease, which expires May 31, 2025, the monthly rental rate was set at $18,000 per month.

Balance sheet information related to the Company's operating leases is presented below:

Operating Leases	December 31, 2023	December 31, 2022
Right-of-use asset	$ 290,313	$ 856,544
Operating lease liability, current	201,497	384,493
Operating lease liability, non-current	88,816	540,256

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 8%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 306,000
2025	-
2026	-
2027	-
Thereafter	
Present Value Discount	(15,687)
Total	**$ 290,313**

7. WARRANT LIABILITY

During the year ended December 31, 2022, the Company issued 3,818,070 warrants to Bayer World Investment B.V. for the purchase of common stock. These warrants were determined to have variable exercise price features that were not indexed to the Company's stock, resulting in their classification as derivative warrant liabilities under ASC 815. Changes in fair value were recorded under other expenses. The warrants issued in connection with the August 2020 Series C Preferred Stock offering are not traded on an active market, so the Company must estimate their fair value. As of December 31, 2022, the warrant liability was $132,219. On April 30, 2023, the warrants expired and not exercised, and the $132,219 change in the fair value of the warrant liability was recorded in the 2023 profit and loss statement

8. SHARE-BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,539,953 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**2,480,900** $	**1.25**	**-**
Granted	380,500	1.50	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	**2,861,400** $	**1.25**	**7.27**
Exercisable Options at December 31, 2022	**2,549,637** $	**1.25**	
Granted	20,000	1.50	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	**2,881,400** $	**1.25**	**6.27**
Exercisable Options at December 31, 2023	**2,496,945** $	**1.25**	**6.27**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $625,616 and $1,280,168, respectively.

9. EQUITY AND CAPITALIZATION

Pursuant to the Company's Amended and Restated Certificate of Incorporation dated June 6, 2023 (the "Amended and Restated Certificate of Incorporation") the Company is authorized to issue 64,274,622 shares of stock consisting of 44,460,048 shares of common stock, $0.0001 par value per share, and 19,814,574 shares of preferred stock, $0.0001 par value per share.

Common and Preferred stock authorized and outstanding as of December 31, 2023, and 2022, consisted of the following:

		Shares Outstanding	
Stock Type	**Shares Authorized**	**December 31, 2023**	**December 31, 2022**
Common Stock	44,460,048	9,349,424	7,908,906
Series X	1,000	1,000	1,000
Series A	8,560,280	8,554,780	8,554,780
Series A-2	1,448,283	1,100,137	1,100,137
Series B	1,818,182	1,818,182	9,090,909
Series B-1	1,230,617	1,230,617	1,230,617
Series B-2	1,087,900	1,087,900	1,087,900
Series B-3	5,439,499	5,439,499	5,439,499
Series C	228,813	6,537,664	6,537,664
Total Stock	**64,274,622**	**35,119,203**	**40,951,412**

Series X Preferred Stock:

Liquidation Preference: $1.00 per share. After this preference, Series X shares participate ratably in any distributions alongside common stockholders on an as-converted basis.
Dividend Rights: Non-cumulative dividends of $0.08 per share per annum (adjusted for recapitalizations) when declared by the Board, out of legally available assets.

Series A and A-2 Preferred Stock:

Liquidation Preference: Series A is entitled to a liquidation preference of $2.16 per share, and Series A-2 is entitled to $0.74 per share. Both series then participate ratably with common stockholders on an as-converted basis.
Dividend Rights: Non-cumulative dividends of approximately $0.17 per share for Series A and $0.06 per share for Series A-2 (adjusted for recapitalizations), when declared by the Board.

Series B, B-1, B-2, and B-3 Preferred Stock:

Liquidation Preference: Series B has a liquidation preference of $2.75 per share. Series B-1, B-2, and B-3 have preferences of $2.06, $1.97, and $1.91 per share, respectively. All series then participate ratably on an as-converted basis.
Dividend Rights: Non-cumulative dividends of $0.22 for Series B, and approximately $0.16, $0.16, and $0.15 for Series B-1, B-2, and B-3, respectively (adjusted for recapitalizations), when declared by the Board.

Series C Preferred Stock:

Liquidation Preference: $5.31 per share, with participation ratably on an as-converted basis after this preference.
Dividend Rights: Non-cumulative dividends of $0.42 per share per annum (adjusted for recapitalizations) when declared by the Board.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (2,560,498)	$ (5,732,628)
Valuation Allowance	2,560,498	5,732,628
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (19,363,067)	$ (16,802,568)
Valuation Allowance	19,363,067	16,802,568
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $70,411,152. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023, and 2022.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $10,680,421, an operating cash flow loss of $10,245,619, and liquid assets in cash of $1,620,811, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.